Exhibit 21

SUBSIDIARIES OF W&T OFFSHORE, INC.

The subsidiaries of W&T Offshore, Inc., all of which are wholly owned, are listed below.

Name	State of Organization
Offshore Energy I LLC	Delaware
Offshore Energy II LLC	Delaware
Offshore Energy III LLC	Delaware
Gulf of Mexico Oil and Gas Properties LLC	Delaware
W&T Energy V, LLC	Delaware
W&T Energy VI, LLC	Delaware
W&T Energy VII, LLC	Delaware
W&T Holdings, L.L.C.*	Louisiana

*	W&T Offshore, Inc. has commenced the process of dissolving this subsidiary.